MBH
Monex Beans Holdings, Inc.

RECEIVED
2006 SEP 14 A 8:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34933
September 11, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
U.S.A.

06016801

SUPPL

Re: Monex Beans Holdings, Inc. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of news releases announced Aug 1 to Aug 31, 2006 as listed in Annex A.

If you have any further questions or requests for additional information please do not hesitate to contact Mina Kanai at 011-813-6212-3750(telephone) or 011-813-3808(facsimile).

Very truly yours,

PROCESSED
SEP 18 2006
THOMSON FINANCIAL

Monex Beans Holdings, Inc.

By ____________________
Name: Oki Matsumoto
Title: President & CEO

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

MBH

Monex Beans Holdings, Inc.

RECEIVED

2006 SEP 14 A 8:34

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Annex A

Enclosures and attachment

1. Monex, Inc. Introduces a Thin Client System at its Call Center
2. Announcement of Launching Monex Fullerton China Focus Fund
3. Announcement of Launching Monex Fund of Funds Series 1 Monex-HFR Private Equity & Hedge Fund Investments 2006
4. Announcement of Launching Two New Alternative Investment Funds
5. Press Release announced by Fullerton Fund Management Co Ltd
6. Announcement of Interim Dividends for Fiscal Year Ending March 2007

Monex Beans Holdings, Inc.

Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

(English Translation)

Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

August 1, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.
Matsushita Electric Works Information Systems Co., Ltd.

Monex Inc. Introduces a Thin Client System at its Call Center

Monex Beans Holdings, Inc. announces that its subsidiary, Monex, Inc. ("Monex") has introduced a thin client system made by Matsushita Electric Works Information System to all the terminals at its call center in order to enhance information security.

The thin client system newly introduced:

1. stores and centrally controls data at the central sever without storing data on the operator terminals
2. can handle audio data which conventional thin client terminals cannot fully handle as with ordinary PCs
3. facilitates accurate and speedy data processing through the use of multi-screen terminals which allows the operator to work on two separate screens simultaneously
4. reduces IT administration cost by adapting net boot system where the operating system are loaded from the server
5. can switch to another server and secure continued thin client terminal operations in the event of server's failure

Monex already has in place internal rules on information security and an inhouse educational program on information security which has been and will continue to be carried out rigorously to ensure thorough understanding among its staff. The introduction of the thin client system represents an additional information security enhancement measure for Monex, which will not only provide additional sense of security to its clients, but will also improve operability of the call center terminals and their maintenance.

Note: A thin client system refers to a client/server architecture where little or no software is installed on the client terminal. The processing and storage of data occurs on the server and the terminal has no data storage capability.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office, Corporate Communications
Mina Kanai, Mio Ueda
Tel : +81-3-6212-3750

(English Translation)

Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

August 3, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.
Dai-Ichi Kangyo Asset Management Co., Ltd.

Announcement of Launching Monex Fullerton China Focus Fund

This announcement is to inform that Monex, Inc.* ("Monex", Oki Matsumoto, President & CEO) and Dai-Ichi Kangyo Asset Management Co., Ltd. ("DKA", Tohru Tonoike, President) will launch a new fund as follows:

*100% subsidiary of Monex Beans Holdings, Inc.

On August 10, 2006, Monex Fullerton China Focus Fund "China Focus" will be launched. This fund aims for absolute return through investing in stocks of the growing "Greater China" area leveraged by alternative investment techniques.

The main features of "China Focus" are :

1. Investing in 3 different regions

   Diversified investments in the Mainland China Market, the Hong Kong Market, and the Taiwan Market

2. Opportunity to invest in China A Shares denominated in Yuan

   Access to China A Shares through performance-linked securities and Yuan denominated assets where only limited access is granted to foreign investors

3. Reducing impact of market volatility

   Keeping market exposure up to 50-80% of the fund's net asset value by utilizing equity index futures short position will reduce the volatility of the fund related to the market risk.

DKA will act as management company of the fund, and delegate management of the fund to Fullerton Fund Management Company Limited ("FFMC"). Monex Alternative Investments, Inc. will act as investment advisor to DKA.

The MBH Group has been aspiring to establish a financial infrastructure for individual investors. Under this philosophy, the MBH Group, FFMC and DKA launched "Asia Focus" in July 2005 which is now a popular fund among individual investors. This "China Focus" is a continuing series by the collaboration of the MBH Group, DKA and FFMC.

We believe that by providing the opportunity of Alternative Investment for China A Shares with a low minimum investment amount will contribute to the portfolio management of individual investors.

(English Translation)

<For Reference>

<u>About Fullerton Fund Management Co Ltd</u>

Fullerton Fund Management Co Ltd ("Fullerton") is a Singapore-based fund management house, established in December 2003. A wholly-owned subsidiary of Temasek Holdings Ptd Ltd, its fund management team was previously the Temasek in-house fund management division, managing the company's capital resources since 1990.

Fullerton offers a range of asset management expertise, including money market, global equities, global fixed income, global currencies as well as absolute returns investment strategies, with particular emphasis on strategic asset allocation and specialized Asian products.

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai, Mio Ueda
Tel : +81-3-6212-3750

August 3, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Launching Monex Fund of Funds Series I
Monex-HFR Private Equity Fund & Hedge Fund Investments 2006
(Premium Hybrid 2006)

On August 14, 2006, Monex-HFR Private Equity Fund & Hedge Fund Investments 2006 ("Premium Hybrid 2006), a Cayman open-ended unit trust denominated in Yen, will be launched by Monex, Inc.*

*100% subsidiary of Monex Beans Holdings, Inc.

This fund aims to pursue long-term absolute return by utilizing alternative investment techniques through diversified investments of private equity funds and hedge funds. We have made it possible for individual investors, first in the industry, to access to investment opportunities that are limited to certain investors such as institutional investors by setting the minimum investment amount at 500,000 yen.

The main features of "Premium Hybrid 2006 are :

1. The Fund will allocate up to 70% of its assets as of its closing date to world-class private equity funds
2. By creating a diversified portfolio that invests both in private equity funds and hedge funds, the Fund will aim to achieve highly efficient investment that fits market environment and investment stages.
3. By diversifying regions and strategies of funds, the Fund will control risks and pursue absolute return

The Fund will be managed by HFR Asset Management LLC, which is advised by Monex Alternative Investments, Inc.

The MBH Group has always aspired to establish an individual-centered financial infrastructure. Under this philosophy, we launched "Asia Focus" in July 2005 which is now a popular fund among individual investors. Now with the launch of "Premium Hybrid 2006 , we hope that by providing a new opportunity of alternative investment through diversified investments of private equity funds and hedge funds with a low minimum investment amount we can contribute to the portfolio management of individual investors.

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai, Mio Ueda
Tel : +81-3-6212-3750

<For Reference>

About HFR Group

Chicago-based HFR was founded in 1993. The firm offers one of the most comprehensive product lines in the hedge fund industry with access to over 230 leading managers in all hedge fund strategies, through Manager Select SM, 12 investable indices, a growing line of active hedge fund of funds and custom portfolios. HFR's investment platform provides industry-leading daily transparency and independent pricing, comprehensive due diligence and sophisticated daily risk management, combined with monthly liquidity and timely tax reporting. Information about the firm is available at www.hfr.com.

(English Translation)

Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

August 3, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Launching Two New Alternative Investment Funds

This announcement is to inform that Monex, Inc.* ("Monex", Oki Matsumoto, President & CEO) will launch two new funds exclusive to Monex's customers. Monex Alternative Investments, Inc.** (Shigeo Mizuta, President) will act as an advisory company for both funds.

*100% subsidiary of Monex Beans Holdings, Inc.

**Subsidiary of Monex Beans Holdings, Inc.

◆Monex Fund of Funds Series I Monex-HFR Private Equity Fund & Hedge Fund Investments 2006 ("Premium Hybrid 2006")

Launches on August 14, 2006

・First in the industry to realize investments in private equities and hedge funds as fund of funds with a small minimum investment amount of 500,000 yen for easier access of individual investors

◆Monex Fullerton China Focus Fund China Focus Fund ("China Focus")

Launches on August 10, 2006

・A Long-Short strategy fund with exposure to China A stocks that have restriction on foreign investors

Our mission as the MBH Group is to provide individual investors with advanced financial products to which only institutional investors have access. These two new original products are the fruit of our continuous efforts under the mission and will be offered exclusively through Monex, following our first fund "Asia Focus" launched in July 2005, which is now a popular fund with assets of over 10 billion yen.

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai, Mio Ueda
Tel : +81-3-6212-3750

(English Translation)

> ***Note:** This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.*

August 4, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

The following document is a press release announced by Fullerton Fund Management Co Ltd regarding the launch of Monex Fullerton China Focus Fund ("China Focus") which was announced by Monex Beans Holdings, Inc. on August 3, 2006.

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai, Mio Ueda
Tel : +81-3-6212-3750

(English Translation)

FULLERTON FUND
MANAGEMENT

MEDIA RELEASE

Fullerton to Launch Monex Fullerton China Focus Fund

Singapore, 03 August 2006– Fullerton Fund Management Co Ltd ("Fullerton") today announced that Fullerton will be appointed to sub-manage the Monex Fullerton China Focus Fund ("China Focus") in Japan. Fullerton will act as sub-manager to the manager, Dai-Ichi Kangyo Asset Management Co., Ltd. ("DKA"). The fund will be distributed exclusively by Monex, Inc., a 100% owned subsidiary of Monex Beans Holdings, Inc. and will be launched on August 10, 2006.

Targeted at Japanese investors, the Fund aims for absolute returns through investing in equities and equity derivative securities in the growing "Greater China" region, in particular Mainland China, Hong Kong, and Taiwan markets. The fund will have exposure to RMB- denominated China A shares.

Mr Gerard Lee, CEO of Fullerton, said: "We are pleased to work in partnership with Monex again. This is the second fund that we are collaborating with Monex. Like the first fund, an Asian fund of hedge funds, China Focus will leverage on the combined strengths of Fullerton and Monex to capitalize on the growing demand for Asian products."

Mr Oki Matsumoto, CEO of Monex, added: "Japanese investors are increasingly interested in having a Greater China exposure. We are delighted that Monex and Fullerton are joining forces to meet these needs. We much enjoyed working with Fullerton on the first fund together last year and are looking forward to similar success in China Focus."

(English Translation)

About Fullerton Fund Management Co Ltd

Fullerton Fund Management Co Ltd ("Fullerton") is a Singapore-based fund management house, established in December 2003. A wholly-owned subsidiary of Temasek Holdings Ptd Ltd, its fund management team was previously the Temasek in-house fund management division, managing the company's capital resources since the late 1980s.

Fullerton offers a range of asset management expertise, including money market, global equities, global fixed income, global currencies as well as absolute returns investment strategies, with particular emphasis on strategic asset allocation and specialized Asian products.

About Monex and Monex Beans Holdings Group

Founded by Oki Matsumoto, an ex-partner of The Goldman Sachs Group, L.P., and Sony Corporation on April 1999, Monex, Inc. ("Monex") is currently the second largest online brokerage in Japan and has approximately 2 trillion yen of customers' assets in custody. In August 2004, Monex and Nikko Beans, Inc. established Monex Beans Holdings Inc. ("MBH") becoming subsidiaries of MBH. In May 2005, the two companies merged and became Monex Beans, Inc. (Currently changed its name to Monex, Inc.) Monex is the largest online mutual fund distributor in Japan. It provides services ranging from cash and margin brokerage, IPOs, mutual funds, bonds, alternative investments, as well as forex margin trades.

MBH has two other major subsidiaries, Monex Alternative Investments, Inc., an asset management and advisory company, and Monex University, Inc., an investment education company to heighten the financial literacy of individual investors. The major shareholders of MBH are Nikko Cordial Corporation (26%), Sony Corporation (10%), and Mr. Oki Matsumoto (11%).

For media enquiries, please contact:

Mark Lee
DID: (65) 6828 6509
Email: marklee@temasek.com.sg

(English Translation)

> ***Note:*** ***This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.***

August 18, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Interim Dividends for Fiscal Year Ending March 2007

This announcement is to inform that Monex Beans Holdings, Inc. will not pay out interim dividends for Fiscal Year Ending March 2007 (FYE March 2007).

This decision will be finalized at the board of director's meeting regarding interim financial results which is scheduled to be held in October 2006.
Details are as follows:

Dividends for FYE March 2007

Interim Dividends	None
End of Term Dividends	TBD
Total	TBD

(For Reference)

Dividends for FYE March 2006

Interim Dividends	None
End of Term Dividends	1,500 yen per share
Total	1,500 yen per share

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office, Corporate Communications
Mina Kanai
Tel : 03-6212-3750